NEUBERGER&BERMAN
                            ADVISERS MANAGEMENT TRUST



June 1, 1998


Neuberger&Berman Management Incorporated
605 Third Avenue
New York, NY  10158-0180

Re:  Reimbursement Agreement - Socially Responsive Portfolio

Dear Ladies and Gentlemen:

Socially Responsive Portfolio ("Portfolio") is a series of Neuberger&Berman Advisers Management Trust, a Delaware business trust ("Trust"). The Portfolio intends to invest all of its net investable assets in AMT Socially Responsive Investments ("Series"), a series of Advisers Managers Trust, a New York common law trust.

Neuberger&Berman Management Inc. ("NBMI") agrees during the period from May 1, 1998 through May 1, 1999 to pay any of the Portfolio's operating expenses and the Portfolio's pro rata portion of the Series' operating expenses (including any fees or expense reimbursements payable to NBMI by the Portfolio or by Advisers Managers Trust pursuant to any agreement or arrangement, but excluding interest, taxes, brokerage commissions, litigation expenses and extraordinary expenses of the Portfolio or the Series) ("Operating Expenses") which exceed, in the aggregate, the rate of 1.50% per annum of the Portfolio's average daily net assets ("Expense Limitation").

The Trust, on behalf of the Portfolio, in turn agrees to reimburse NBMI from May 1, 1998 up until December 31, 2000 ("Reimbursement Period"), out of assets belonging to the Portfolio for any Operating Expenses paid or assumed by NBMI as set forth above. The Trust does not have to reimburse NBMI if such reimbursement would cause Operating Expenses for any year during the Reimbursement Period to exceed the Expense Limitation. The Trust agrees to furnish or otherwise make available to NBMI such copies of its financial statements, reports, and other information relating to its business affairs as NBMI may, at any time or from time to time, reasonably request in connection with this agreement.

NBMI understands that NBMI shall look only to the assets of the Portfolio for performance of this agreement and for payment of any claim NBMI may have thereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This agreement is made and to be principally performed in the State of New York, and except insofar as the Investment Company of 1940 or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this agreement shall be in writing signed by the parties hereto.


If NBMI is in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to the Trust.

Very truly yours,

NEUBERGER&BERMAN
ADVISERS MANAGEMENT TRUST
on behalf of Socially Responsive Portfolio

By:_________________________________
         Michael J. Weiner, Vice President


The foregoing agreement is hereby
accepted as of June 1, 1998

NEUBERGER&BERMAN MANAGEMENT INCORPORATED

By:_________________________________
         Stanley Egener, President